Exhibit 99.1

AirNet Announces Change to Board of Directors

BEIJING, Sept. 12, 2019 /PRNewswire/ -- AirNet Technology Inc., formerly known as AirMedia Group Inc. ("AirNet" or the "Company") (Nasdaq: ANTE), an in-flight solution provider on connectivity, entertainment, and digital multimedia in China, today announced in grief that the Company's independent director Mr. Shichong Shan, 89, had passed away recently. Mr. Shan had served as an independent director on the Company's board of directors (the "Board") since July 2007, and as a member of the Audit Committee and the Compensation Committee of the Board. Mr. Wen Dong, one of the Company's independent directors, was elected to sit on the Audit Committee and the Compensation Committee.

Presently, AirNet's Board of Directors comprises six members including four independent directors, who are Messrs. Conor Chia-hung Yang, Hua Zhuo, Songzuo Xiang and Dong Wen, and two non-independent directors, who are Messrs. Herman Man Guo and Qing Xu. Each of its Audit Committee, Compensation Committee and Compliance Committee is composed of three independent directors.

Herman Man Guo, AirNet's Chairman and Chief Executive Officer, said, "We offer our deepest condolences and sympathy to Mr. Shan's family. Further, we would like to express our sincere appreciation for the valuable contributions of Mr. Shan in his tenure as the Company's director."

About AirNet Technology Inc.

Incorporated in 2007 and headquartered in Beijing, China, and formerly known as AirMedia Group Inc, AirNet (Nasdaq: ANTE) provides in-flight solutions to connectivity, entertainment and digital multimedia in China. Collaborating with our partners, AirNet empowers Chinese airlines with seamlessly immersive Internet connections through a network of satellites and land-based beacons, provides airline travelers with interactive entertainment and a coverage of breaking news, and furnishes corporate clients with advertisements tailored to the perceptions of the travelers. For more information, please visit us at http://ir.ihangmei.com

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company's business strategies and initiatives as well as the Company's business plans; the Company's future business development, results of operations and financial condition; expected changes in the Company's revenue and certain cost or expense items; trends and competition in China; general economic and business conditions in China; and other risks detailed in the Company's filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact:

Company Contact:

Yan Liu

Director, Investor Relations

AirNet Technology Inc.

Tel: +86-10-8460-8678

Email: ir@ihangmei.com